SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of February, 2008

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: With-Profit Announcement




For immediate release: Tuesday 26 February 2008



 GBP2.7 BILLION ADDED TO POLICY VALUES IN ANOTHER YEAR OF STRONG PERFORMANCE FOR
                          PRU'S WITH-PROFITS CUSTOMERS



            59 Per Cent Increase In With-Profits Bond Sales In 2007



Performance Overview:

  - The Prudential Life Fund has delivered strong investment returns of 91 per cent over 5 years and 134 per cent over 10 years, with the Fund delivering a strong performance of 7.2 per cent in 2007
  - GBP2.7 billion* added to Prudential UK With-Profits policy values (GBP2.5 billion in 2007)
  - Majority of annual bonus rates to increase in 2008
  - Pensioners receiving a with-profits annuity income in retirement from Prudential** will benefit from a rise in income of up to 11 per cent (compares with an inflation rate of 3.1 per cent and State pension increase of 3.9 per cent)
  - All Prudential endowments to meet repayment targets in 2008, as they have done in all previous years
  - This strong long-term performance has led to total Retail with-profits sales in 2007 of approximately GBP2.3 billion, up 21 per cent on 2006. With-Profits bond sales increased 59 per cent in 2007, with sales in the fourth quarter up 89 per cent on the corresponding quarter of 2006

Notes:

*GBP2.7 billion added to With-Profits policy values is split GBP1.2bn Annual Bonus and GBP1.5bn Terminal Bonus.

**This does not include the book of with-profits annuities that transferred from Equitable Life to Prudential on 31 December 2007



Gary Shaughnessy, Managing Director of Retail Life and Pensions at Prudential said:

"In these challenging markets, we have delivered once again - improving the retirement and savings prospects for millions of our customers. Over the long-term, these inflation-beating returns clearly demonstrate the value of investing in our actively, well managed fund, particularly in periods of market volatility, and the benefits that this style of more cautious investing provides. Nowhere is this more apparent than for the pensioners who will receive monthly income growth well above the cost of inflation and their State pension increase.


"We are again number one among our major competitors in terms of Life Fund investment returns over 5 and 10 years and the value of our with-profits investments continues to out-perform many of the other investments typically available to with-profits investors. With consumers in the UK seeking to protect themselves from market down-turns, we have shown yet again that investing in a strong with-profits fund can produce good returns for the prudent investor. We have seen a surge in with-profits sales as more and more investors choose Prudential's with-profits to protect themselves during volatile and uncertain conditions as well as during market growth.


"Successful risk management and asset allocation by the Prudential Portfolio Management Group, our in-house fund managers, has been a key driver in helping to protect the fund and lock in value to produce consistently strong returns that are in excess of most other with-profits funds, thereby delivering improved prospects for our policyholders over the longer-term. They have made a number of significant strategic calls over recent years including the decision to de-risk the corporate bond portfolio within the fund prior to the market turbulence experienced since the middle of last year."


Prudential's with-profits customers have benefited over the long-term from the With-Profits Fund's performance, a consistent bonus setting philosophy and long-term investment growth. This has allowed customers to plan for their retirement with increased certainty and without having to experience the worst of stock market conditions.


In 2007, the well diversified, multi-asset mix of Prudential's With-Profits Fund was able to withstand the market pressures and produce a 7.2 per cent return. It also out-performed all other major with-profits funds that have declared to date, as well as many other investment sectors (Cautious Managed, Balanced and FTSE All-Share (total return)). The Prudential With-Profits Fund continues to help protect its investors from the volatility seen in investment markets over the last 12 months.


Our investment performance stands out from our major with-profits competitors with impressive one, five and ten year returns on the Fund.
                           With-Profits Fund Performance
Company                           2007    Total return over 5  Total return over 10
                                             years                years

Prudential                        7.2%           91.0%                134.4%
Scottish Amicable                 6.5%           86.4%                128.2%
Liverpool Victoria                5.7%           78.7%                 93.9%
L&G                              5.0%            77.4.%                 N/A
Standard Life*                    5.7%           69.8%                 99.1%
CGNU                             5.4%            73.4.%               101.3%
Norwich Union                     5.8%           65.3%                  N/A
Scottish Widows                   5.0%           61.4%                  N/A
Friends Provident                 5.0%           59.7%                 80.4%

*Note 6


Equally over 10 years, our Fund has outperformed the FTSE 100 and FTSE All-Share indices, as well as the UK Average Cash benchmarks. Take a look at the facts:

Fund / Index                                        Total return over 10 years
Prudential With-Profits Fund                                            134.4 %
FTSE All Share (total return)                                           82.4 %
FTSE 100 (total return)                                                 69.2 %
UK Average Cash Fund                                                     38.2%

Note 7


This message is a consistent and familiar one to Prudential policyholders who are again rewarded for being part of the recognised top-ranking with-profits fund in the UK over the last ten years, with strong investment growth over that period.


Prudential's with-profits customers can also plan for their retirement with greater certainty in the knowledge that their investments have performed consistently well over both the long-term, but also more recently in volatile and uncertain market conditions. The payouts to Prudential's with-profits customers compare very favourably against other actively managed investments.


In 2007, Prudential's With-Profits Fund return of 7.2 per cent out-performed the average sector returns:

-   Balanced Managed Funds: 4.5 per cent;

-   Distribution Funds: 0 per cent;

-   IPD Property: 5.5 per cent; and

-   Cash: 3.8 per cent.

Source: Financial Express average life fund sector fund performance and Financial Express FINEX 90 day deposit performance, both between 31/12/2006-31/ 12/2007. Investment Property Databank 31/12/2006-31/12/2007


This performance demonstrates that investing in with-profits with Prudential works.


Prudence Delivers for Customers:

Prudential believes that its with-profits investments continue to provide solid, long-term growth prospects for most investors through increased payouts for policies maturing in 2008 when compared with their value 12 months ago - further evidence that holding long-term investments over their full term is sensible for the vast majority of investors.


As in previous years, Prudential continues to show the 12-month growth achieved for individual policyholders, as this is a more relevant measure than showing a comparison with a policy that matured a year earlier.


Policies in 2008 show increases compared with their position a year ago:

- 10 year Prudence Bond - With-Profits Bond - (GBP10,000 single premium) up 6.0 per cent

- 15 Year Prudence Bond - With-Profits Bond - (GBP10,000 single premium) up 7.7 per cent

- 15 year Personal Pension - (GBP200 per month regular premiums) up 8.7 per cent

- 15 Year With-Profits Annuity - (i.e. taken out between 6 April 1993 and 5 April 1994 with no anticipated bonus) will pay an income in 2008 up
    10.1 per cent

- 20 year Personal Pension (GBP200 per month regular premiums) up 9.1 per cent

-   25 year Prudential With-Profits Mortgage Endowment up 5.9 per cent

Notes: - Mortgage endowment example based on GBP50 p.m. regular premiums; male aged 29 at start of contract

     - All figures are after deduction of tax (where relevant) and charges.


As investor sentiment turns ever more cautious, the majority of Prudential's customers continue to benefit from year-on-year increases in their policy values, driven by fund management excellence, financial strength and a diversified mix of assets that has seen their investments compare very favourably to alternative available investments.


Examples of annual bonuses include:


Prudence Bond's performance relative to alternative investment products
Investment Product                                          Total Payout          Annualised  Return

Prudential With-Profits Bond                                       GBP17,361                5.6%

(10 year, GBP10,000 single premium)
Average building society account                                   GBP11,879                1.7%
Average balanced managed unit trust                                GBP15,655                4.6%
Average balanced managed                                           GBP14,429                3.7%
unit-linked life fund

    Notes 5 and 8


Prudential's Personal Pension performance relative to alternative investment products
Investment Product                                          Total Payout         Annualised return
Prudential With-Profits Individual Pension (20 year term,         GBP117,469               8.2%
GBP200 per month regular premiums)
Average building society account                                  GBP65,123                2.9%
Average balanced managed unit trust                               GBP111,801               7.8%
Average balanced managed                                          GBP109,337               7.6%
unit-linked pension fund



Note 5, 8 and 9


Majority of annual bonus rates are increasing by around 0.25 per cent


                                                        Annual Bonus Rates Per Cent
                                          2008             2007                Increase
Prudential

Prudence Bond                             3.50             3.25                0.25

Personal Pension                          3.50             3.25                0.25

Mortgage Endowment                        1.20/2.50*       1.00/2.00*          0.20/0.50*

Unitised Corporate         Pensions       3.75             3.50                0.25



* per cent of sum assured/ per cent of previous annual bonus.


Scottish Amicable With-Profits:

Prudential's fund management team is also responsible for the running of the closed Scottish Amicable with-profits fund. This fund accounts for GBP13.2 billion of the GBP87 billion with-profits funds managed by Prudential. Since Prudential's acquisition of Scottish Amicable in 1997, the Fund has benefited from the same investment process as the Prudential With-Profits Fund.


This year's highlights are:

- The Scottish Amicable fund delivered a solid investment return of 6.5 per cent in 2007. Over 10 years the fund has delivered 128 per cent.

-    GBP676 million* added to Scottish Amicable With-Profits policy values

- 25 year Scottish Amicable With-Profits Mortgage Endowment value up 8 per cent

- A typical payout on a 25-year Scottish Amicable endowment maturing in 2008 is GBP49,280

- 98 per cent of Scottish Amicable endowments are expected to meet repayments targets in 2008

*Notes: GBP676 million added to With-Profits policy values is split GBP216 million Annual Bonus and GBP460 million Terminal Bonus.

Mortgage endowment example based on GBP50 p.m. regular premiums; male aged 29 at start of contract. All figures are after deduction of tax (where relevant) and charges.


Majority of annual bonus rates are increasing by around 0.25 per cent

                                                        Annual Bonus Rates Per Cent
                                          2008             2007                Increase

Scottish Amicable

 Personal Pension                         0.60/1.40*       0.40/1.00*          0.20/0.40*

 Mortgage Endowment                       1.10/2.00*       0.80/1.50*          0.30/0.50*



* per cent of sum assured/ percent of previous annual bonus.


Ned Cazalet, Cazalet Consulting, and a leading industry commentator, said: "The Pru's WP Fund has turned in a dazzling performance over the past few years. On the investment front, the Pru has got some big market calls right, and its tactical asset allocation decisions have paid-off, big time, leading to massive investment out-performance relative to its peers, with the knock-on effect showing up in its market-bucking bonus payments - we score it 9 out of 10." (Cazalet Consulting - October 2007)


In July 2007 Prudential retained its top ranking in the WM Life Fund Survey. The Prudential With-Profits Fund took the top spot, making it the best performing fund in the WM UK Life Fund Universe. The WM Life Fund Survey is compiled on a quarterly and annual basis by WM, the independent fund-performance service provider. This ranking consolidates the superior position achieved in previous years, with Prudential retaining its top spot over 10 years.


Steve Johnson, of the Financial Times, wrote: "The Prudential fund, which famously avoided the worst effects of the dotcom crash by de-risking shortly before, was the best performing fund in the WM UK Life Fund universe in 2005 and 2006. Prudential's with-profits fund, consistently the strongest performing life fund in the UK, de-risked its portfolio prior to the current market turbulence by hedging its credit exposure and selling down Asian equities and UK property." (Source: Financial Times FM - 13 August 2007)


With-Profits Sales Boost:

The strong long-term investment performance has led to total Retail with-profits sales in 2007 of approximately GBP2.3 billion, up 21 per cent on 2006. With-Profits bond sales increased 59 per cent in

2007, with sales in the fourth quarter up 89 per cent on the corresponding quarter of 2006.


Sales of PruFund (Prudential's unitised and smoothed investment plan) in particular were strong during 2007 at GBP190 million and it now has more than GBP300 million of funds under management. PruFund includes an optional five year capital guarantee - this means that the value of a customer's investment on its fifth anniversary is at least the amount initially invested in the plan, allowing for any income or withdrawals taken. This option is extremely popular, with over 60 per cent of new applications last year opting for it.

                                     -Ends-

Full details of Prudential's 2008 bonus announcement can be downloaded from:

www.pru.co.uk/presscentre       www.headlinemoney.co.uk

Or contact the Prudential UK press office on:

Darragh Leeson              Tel:      0207 150 2600    Mobile: 07801 856011
Sophie Dawn                 Tel:      0207 150 2574    Mobile: 07810 753485
Steve Colton                Tel:      0207 150 3136    Mobile: 07771 531525


The information contained in Prudential UK's press releases is intended solely for journalists and should not be used by consumers to make financial decisions.
        Full consumer product information can be found at www.pru.co.uk

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


Contents


1.      Investment Performance

2.      What this means for customers

- Payout values for Prudence Bond, personal pensions and savings endowments (Prudential and Scottish Amicable)

-       Comparison of with-profits to alternative investments

3.      With-Profits Annuities (WPA)

-       Bonus rates for WPA

-       How WPA work

4.      Mortgage Endowments - Prudential and Scottish Amicable

-        Payout values for mortgage endowments

-        Red, amber and green status


5.      How bonus rates are managed by Prudential

6.      How customers can get access to Prudential's with-profits performance

7.      Annual and final bonus rates for 2007

-        Annual and final bonus rates and how they are calculated

-        Who isn't seeing an increase

-        Unitised versus conventional policies

8.      Notes to Editors

1. Investment performance


Fund performance

Prudential's Fund has once again performed strongly, with a total return of 7.2 per cent (before tax and charges) in 2007. All investors will benefit.


Over five years to 31 December 2007, the With-Profits Fund achieved a total return of 91 per cent, against 94.6 per cent for the FTSE 100 (total return) and 104.6 per cent for the FTSE All-Share (total return). Over 10 years, the Fund has returned 134.4 per cent against 69.2 per cent for the FTSE 100 (total return) and 82.4 per cent for the FTSE All Share (total return).


(All figures to 31 December 2007, before tax, charges and the effects of smoothing. Source: Prudential, Lipper Hindsight).


How the fund is run and the role of Prudential's Portfolio Management Group

Prudential has an exceptionally strong investment capability, with total funds under management of GBP267 billion (as at 31 January 2007) and more than 300 investment professionals around the world.


The geographic and sector portfolios within the With-Profits Fund (including the Scottish Amicable With-Profits Fund) are run by different managers. This resource is co-ordinated by the Portfolio Management Group (PMG), which acts as 'manager of managers' for the Prudential Group and is responsible for asset allocation and risk management.


The PMG team is made up of economists, investment strategists and analysts who operate separately from the conventional asset managers of Prudential. They come from a range of backgrounds and, between them, have extensive investment knowledge and experience.


Asset allocation

With-profits contracts are long-term contracts. This, combined with the strong financial position of the fund, enables Prudential to invest with a clear bias to 'real assets' (e.g. equities and property). At the end of December 2007 the Fund had approximately 69 per cent in real assets. These are the assets that in the long run we believe will deliver the most attractive real returns.


The fund is a very sophisticated, very well diversified multi-asset fund. It is diversified geographically, by asset type and within the underlying stock portfolios. This diversification is an attractive feature of the Prudential with-profits proposition. It helps reduce risk or expected volatility by insulating the total fund from potential weakness in any particular market or stock. It also gives our investment managers a large opportunity set from which to find attractively priced assets.


We believe that getting the broad investment strategy right is the most important determinant of good long-term investment performance. We therefore have a dedicated team of 16 investment professionals called the Portfolio Management Group (PMG) focussed on getting the right asset allocation strategy for our multi-asset funds including with-profits. This group has been extremely successful over the last 10 years and we believe that our expertise in asset allocation is a core skill within the Prudential Group. For example, from 1999 we started to switch a substantial part of the equity weighting into corporate bonds, which greatly mitigated the effect of the substantial stockmarket falls during 2000 - 2002.


Other value adding decisions in recent years have been the bias towards smaller emerging markets within global equities, a significant investment in UK commercial property - one of the best performing asset classes over the last 10 years - the decision to be substantially invested in higher yielding corporate bonds rather than government bonds such as gilts, and the decision to hedge most of the dollar exposures in the fund.


The main theme for 2007 was one of de-risking the portfolio in a number of selected areas. Firstly, early in the year the Fund continued to be an active seller of UK commercial property. Our view was that the revaluation of property in recent years had gone too far, and that, particularly in retail sectors, there was evidence of excess. Towards the end of the year the market started to show clear signs of the expected weakness and the fund is now not an active seller at current levels.


Secondly, we have de-risked in fixed income by substantially increasing the average credit rating on our bond portfolios - this culminated in the timely purchases of a substantial derivatives hedge in June before the mayhem in credit markets. The Fund's exposure to the problem areas of higher risk structured credit such as US Sub-Prime is negligible. Thirdly, we have de-risked in equities by substantially reducing the bias within our global equity portfolio to the smaller emerging markets. This is essentially taking profits on these investments after a 5 year period of very strong performance.


The broad asset mix will continue to be actively managed and reviewed as the economic environment and market valuations change.


Current Asset Mix
                                31/12/07           31/12/06         31/12/05         31/12/04         31/12/03
                                   %                  %                 %               %                %

      Equity shares
      -   UK shares                35                 36               40               33               33
    -   Non-UK shares              17                 17               19               15               15
      Fixed interest               28                 25               21               29               31
         Property                  14                 15               15               18               17
 Alternative investments           3                  3                 2               2                2
           Cash                    3                  4                 3               3                2
          Total                   100                100               100             100              100


Scottish Amicable Insurance       31/12/07            31/12/06            31/12/05
Fund
                                      %                   %                  %
(SAIF)
       Equity Shares
       - UK equities                 33                  35                  37
     - Non-UK equities               16                  16                  18
       Fixed interest                33                  32                  27
          Property                   13                  13                  14
  Alternative Investments             3                   2                  1
            Cash                      2                   2                  3
           Total                     100                 100                100


Scottish Amicable's With-Profits Fund

Prudential's asset management team is also responsible for the running of the closed Scottish Amicable With-Profits Fund, which accounts for GBP13.2 billion of the GBP87 billion under management in Prudential's overall With-Profits fund. Since the takeover of Scottish Amicable by Prudential in 1997, the fund has benefited from the same investment process as the Prudential fund. The Scottish Amicable fund delivered an investment return of 6.5 per cent in 2007 and, over ten years, the fund has delivered 128 per cent.


Prudential's Solvency remains strong

The long-term fund remains well-capitalised and is one of the strongest in the UK with a financial strength rating of AA+ by Standard & Poor's, Aa1 by Moody's and AA+ by Fitch Ratings.


2. What this means for customers


We have produced excellent year-on-year increases for most customers, as follows:


- 10-year Prudence Bond (GBP10,000 single premium): growth of 6% over the 9-year value in 2007 (based on Optimum Return Fund, initial charge option)

- With-profits annuities: income increased by up to 11% for the coming year

- 15-year personal pension (GBP200 per month regular premium): growth of 8.7% (Prudential) and 9.3% (Scottish Amicable) over the 14-year value in 2007


How the investment performance relates to policyholders


In translating the performance of the fund into benefits for policyholders, various allowances are made. First, for plans other than pensions, there is a deduction for tax and for all plans there are charges to take into account. The return on the fund, net of tax, over 2007 was 6.5 per cent.


There is then an allowance for smoothing. Some of the investment return in good years is held back so that we can boost bonus rates when markets have not been so good - producing a generally smoother pattern of returns to policyholders, year to year, than the actual performance of the fund.


Finally, the investment return is apportioned between annual bonuses and final bonuses. In most cases, we aim to keep a substantial proportion of payout values in non-guaranteed form - that is, payable as final bonus. This helps to maintain flexibility for our investment strategy and to protect the ongoing solvency of the fund.


Annual bonuses are based on our view of the expected long-term investment return. Final bonus rates are more closely linked to actual past performance, taking into account smoothing, as described above.


What is generally important to customers is the total value added to their policy. The figures in the following sections reflect this, showing the value of policies in 2008 compared with the value in 2007.


Note: In recent years all of our policies have been re-branded 'Prudential' and are now sold under one brand. Historically, however, we operated two brands:
Prudential and Scottish Amicable. For the purposes of this announcement we have maintained the split so it is clear which example relates to which policies.


Where we refer to a building society account it should be remembered that money in these accounts is secure and readily accessible and would generally return all the investor's capital, whereas money in our investment products and pensions may return less than has been invested and the value of these products will fluctuate.


Payout values for Prudence Bond, personal pensions and savings endowments


PRUDENTIAL:

Typical increase in Prudence Bond policy values

          Prudence Bond                       Year-on-Year Increase in a              Annual Increases
        With-Profits Bond                           Bond's Value #                   in Cash-in Values

 Policy Duration   Single Premium   Bond Value     Bond Value           Increase in
                                                                     Value over 2007
  In 2008 (2007)                       2008              2007                                   %


5 years            GBP10,000         GBP14,850          GBP13,623         GBP1,227            9.0%
(4 years)

7 years            GBP10,000         GBP14,866          GBP13,982           GBP884            6.3%
(6 years)

10 years           GBP10,000         GBP17,361          GBP16,376           GBP985            6.0%
(9 years)

# No MVR is payable in this case

Notes 5 and 8

Prudence Bond's performance relative to alternative investment products

                  Investment Product                  Total Payout             Annualised
                                                                               Return
Prudential With-Profits Bond                            GBP17,361                 5.6%
(10 year, GBP10,000 single premium)
Average building society account                        GBP11,879                 1.7%
Average balanced managed unit trust                     GBP15,655                 4.6%
Average balanced managed                                GBP14,429                 3.7%
unit-linked life fund


Notes 5 and 8


What this means for the Typical Prudence Bond Customer

A typical customer with a Prudence Bond policy will have seen its value increase from GBP10,000 to GBP17,361 over the ten years up to 1 May 2008. By investing with Prudential over the last 12 months, the policyholder's bond is worth 6.0 per cent more than it was on 1 May 2007. This value represents an overall return of 5.6 per cent over each of the last 10 years.

Note: all figures are after tax and charges


Prudential Personal Pension

       Personal pension*                    Year-on-Year Increase in a              Annual Increase in cash-in
                                                                                    value, after allowing for
 For policies maturing in 2008                    Policy's Value                  premiums paid during the year


 Policy Duration     Regular         Policy      Policy Value  Increase in Value
 In 2007 (2006)      Premium       Value 2008        2007          over 2007                  %

5 Years           GBP200 p.m.      GBP15,036      GBP11,549        GBP3,487                  8.5%
(4 years)

10 Years          GBP200 p.m.      GBP33,375      GBP28,462        GBP4,913                  8.5%
(9 years)

15 Years          GBP200 p.m.      GBP62,382      GBP55,112        GBP7,271                  8.7%
(14 years)

20 Years          GBP200 p.m.      GBP117,469     GBP105,367       GBP12,102                 9.1%
(19 years)

*Note 8



Prudential's Personal Pension performance relative to alternative investment products
               Investment Product                      Total Payout         Annualised return
Prudential With-Profits Individual Pension               GBP117,469                 8.2%

(20 year term, GBP200 per month regular premiums)
Average building society account                         GBP65,123                  2.9%
Average balanced managed unit trust                      GBP111,801                 7.8%
Average balanced managed                                 GBP109,337                 7.6%
unit-linked pension fund


What this means for the typical Individual Pension Customer

For a typical male personal pension customer, who has paid GBP200 per month into their pension for 20 years and is retiring at age 65, the fund is GBP117,469. If the same customer had decided to transfer the policy last year, he would have lost out on the 9.1 per cent increase that he would have earned had he kept the policy for another year (after allowing for the premiums paid in the year).

Note: all figures before tax but after charges


Prudential Savings Endowments
      With-Profits Endowment                    Year-on-Year Increase in a                Annual Increase in
                                                                                         cash-in value, after
   25 Year Policy (male 30 next                       Policy's Value                     allowing for premiums
        birthday at outset)                                                              paid during the year


Policy Duration       Regular           Policy         Policy      Increase in Value
In 2008 (2007)        Premium           Value          Value           over 2007                 %
                                      Date 2008      Date 2007

10 years            GBP50 p.m.        GBP7,729        GBP6,829          GBP900                   4.2%
(9 years)

15 years           GBP50 p.m.        GBP13,467       GBP12,305        GBP1,162                   4.5%
(14 years)

20  years          GBP50 p.m.        GBP25,691       GBP23,910        GBP1,782                   4.9%
(19 years)

25 years           GBP50 p.m.        GBP46,686       GBP43,464        GBP3,222                   6.0%
(24 years)

Note 8



Savings endowments performance relative to alternative investment products
              Investment Product                      Total Payout           Annualised return


With-Profits Endowment (25 Year Term, GBP50 per         GBP46,686                    8.1%
month regular premiums; male aged 30 next
birthday at outset)
Average building society account                        GBP22,254                    3.0%
Average balanced managed unit trust                     GBP50,122                    8.6%
Average balanced managed                                GBP38,347                    6.8%

unit-linked life fund

Notes 5 and 8


What this means for the typical with-profits endowment customer

For a typical customer who has a 25-year with-profits policy, paying a premium of GBP50 per month, the payout value on a policy maturing this year is GBP46,686, which reflects an 8.1 per cent return (net of tax and charges) for each of the 25 years.

Note: all figures after tax and charges





SCOTTISH AMICABLE:

   Scottish Amicable Personal              Year-on-Year Increase in a            Annual Increase in cash-in value,
            Pension                                                              after allowing for premiums paid
                                                 Policy's Value                           during the year

Policy Duration      Regular         Policy      Policy Value  Increase in Value                 %
In 2008 (2007)       Premium         Value        Date 2007        over 2007
                                   Date 2008


5 Years**           GBP200 p.m.    GBP15,780       GBP12,128          GBP3,652                  9.3%
(4 years)

10 Years**          GBP200 p.m.    GBP36,459       GBP30,761          GBP5,698                 10.2%
(9 years)

15 Years            GBP200 p.m.    GBP66,872       GBP58,841          GBP8,031                  9.3%
(14 years)

20 Years            GBP200 p.m.    GBP126,963     GBP114,633         GBP12,330                  8.5%
(19 years)


** Ex-SAL policy

Note 8



Scottish Amicable's Personal Pension performance relative to alternative investment products

               Investment Product                      Total Payout         Annualised return
Scottish Amicable With-Profits Individual Pension        GBP126,963                 8.8%

(20 year term, GBP200 per month regular premiums)
Average building society account                         GBP65,123                  2.9%
Average balanced managed unit trust                      GBP111,801                 7.8%
Average balanced managed                                 GBP109,337                 7.6%
unit-linked pension fund


Notes 5 and 8 All figures before tax, if applicable but after charges



A male personal pension customer who has contributed GBP200 a month for 20 years and is retiring at age 65 on 1 May 2008 will have a fund value of GBP126,963. Over the last year, the total value of his pension will have grown by 8.5%, allowing for the premiums paid during the year.


3.     With-Profits Annuities


Key points:

- With-profits annuities income increased by up to 11 per cent for the coming year

-   Five-year overall average bonus up to 9.23 per cent (from 8.2 per cent)

-   Regular Bonus 2.75 percent for the fifth year running

- As a result, all with-profits annuitants, regardless of their Anticipated Bonus Rate, will receive an increase in income at their annual review in 2008/9


With-Profits Annuities (WPA)

WPAs are invested in the with-profits fund and promise to pay retirees an income for the rest of their lives. Crucially, WPA generates an income stream that has the potential to grow. By contrast, a fixed-level annuity will not rise, so a retiree will find that the value of their annuity is gradually reduced by inflation.


WPA can also provide an attractive alternative to conventional annuities that are linked to inflation. Although incomes from inflation-linked annuities are guaranteed to rise in line with the Retail Price Index, the starting incomes are usually considerably lower.


How With-Profits Annuities work

Conventional annuity payments have been in general decline due to, among other things, lower bond yields and companies taking into account the fact that people are living longer. While conventional annuities are essentially risk-free, savers who are considering a conventional annuity now will be locking themselves into these relatively low rates.


WPAs, on the other hand, link the level of income to the performance of the with-profits fund, which has a mix of assets that over the longer term gives them the prospect of income growth. The returns from these investments are paid to annuitants as bonuses, which may vary from year-to-year. Bonuses are designed to smooth the ups and downs of the investment markets.


An important factor is the anticipated bonus rate (ABR) that policyholders choose at the outset. This determines the starting income and is used to calculate how much the income goes up or down when bonuses are added each year. If the actual bonuses awarded are higher than the ABR, the annuity payments in the next year will increase. If they are lower, the annuity income will drop.


Our experience shows that many people opt for a middle range ABR that can provide a similar starting income to a conventional level annuity. Currently an ABR of around 3.5 per cent will achieve this for most retirees. This makes future income growth with a WPA more likely because it's a reasonably low performance to beat.


By way of an example, a 65-year old man could have bought three types of annuity when he invested GBP50,000 on 6 April 2004.


      Product        Starting income    Income paid in   Increase in income  Total income in   Extra income over
                         2004/05            2008/09          over 2004       five years since  level annuity
                                                                                   2004        after 5 years

 Pru WPA (ABR 3%)         GBP3,648         GBP4,625           GBP977             GBP20,550          10%
       Level              GBP3,729         GBP3,729                -             GBP18,645          N/A
    RPI Linked            GBP2,556         GBP2,944           GBP388             GBP13,652          -27%

Note:

1. The amount of the additional bonus is not guaranteed and it may vary or be discontinued at any time. However, once added it will remain unchanged until the next yearly review.

2. The anticipated bonus rate (ABR) determines the starting income and is used to calculate how much the income goes up or down when bonuses are added each year. If the actual bonuses awarded are higher than the ABR, the annuity payments in the next year will increase. If they are lower, the annuity income will drop.


4. Mortgage Endowments

Key points:


All Prudential and an estimated 98.2 per cent of Scottish Amicable endowments maturing in 2008 are forecast to meet repayment targets


- We expect 14,694 Prudential policies to mature in 2008, and the average surplus is expected to be GBP5,500.

- We expect 33,300 Scottish Amicable policies to mature in 2008. Of these, an estimated 98.2 per cent will meet repayment targets, with the average surplus expected to be GBP2,280. Of the 580 (1.8 per cent) which are not anticipated to meet their target amount, the average shortfall is expected to be around GBP362.


And compared to 2007...

-   All Prudential endowments maturing in 2007 met their repayment targets
    - the average surplus on policies was GBP4,300.

- 98 per cent of Scottish Amicable endowment policies maturing in 2007 met their repayment target with an average surplus of GBP3,348. The remaining 2 per cent (470 policies) had an average shortfall of GBP518.


Payout values for mortgage endowment customers:


Prudential
 Prudential With-Profits Mortgage               Year-on-Year Increase in a                Annual Increase in
             Endowment                                                                   cash-in values, after
                                                      Policy's Value                     allowing for premiums
  25 Year Policy (male, 30  next                                                         paid during the year
        birthday at outset)

 Policy Duration       Regular          Policy         Policy      Increase in Value
 In 2008 (2007)        Premium          Value          Value           over 2007                      %
                                      Date 2008      Date 2007


10 years              GBP50 p.m.       GBP7,550        GBP6,670         GBP880                      4.0%
(9 years)

15 years              GBP50 p.m.      GBP12,950       GBP11,833       GBP1,117                      4.3%
(14 years)

20 years              GBP50 p.m.      GBP24,848       GBP23,125       GBP1,723                      4.8%
(19 years)

25 years              GBP50 p.m.      GBP44,515       GBP41,444       GBP3,072                      5.9%
(24 years)

Note 8


Prudential mortgage endowments performance relative to alternative investment products
                                                       Total Payout           Annualised return
Prudential With-Profits Endowment (25 Year Term,         GBP44,515                    7.8%
GBP50 per month regular premiums; male aged 30
next birthday at outset)
Average building society account                         GBP22,254                    3.0%
Average balanced managed unit trust                      GBP50,122                    8.6%
Average balanced managed                                 GBP38,347                    6.8%

unit-linked life fund


Notes 5 and 8


What this means for the typical Prudential mortgage endowment customer

For a typical customer who holds a 25-year with-profits endowment paying a premium of GBP50 per month, the payout value on maturity is GBP44,515, which is equivalent to 7.8 per cent return (net of tax and charges) for each of the 25 years.

Note: all figures after tax and charges



Scottish Amicable
  Scottish Amicable With-Profits                Year-on-Year Increase in a                Annual Increase in
        Mortgage Endowment                                                               cash-in values, after
                                                      Policy's Value                     allowing for premiums
   25 Year Policy (male 30  next                                                         paid during the year
        birthday at outset)


Policy Duration        Regular          Policy         Policy      Increase in Value
in 2008 (2007)         Premium          Value          Value           over 2007                  %
                                      Date 2008      Date 2007


10 years              GBP50 p.m.      GBP6,850          GBP5,823         GBP1,027                 6.9%
(9 years)

15 years              GBP50 p.m.      GBP14,155         GBP12,633        GBP1,522                 7.1%
(14 years)

20 years              GBP50 p.m.      GBP25,603         GBP23,280        GBP2,323                 7.3%
(19 years)

25 years              GBP50 p.m.      GBP46,274         GBP42,252        GBP4,022                 8.0%
(24 years)

Note 8


Scottish Amicable's mortgage endowment performance relative to alternative investment products
                                                       Total Payout           Annualised return

Scottish Amicable With-Profits Endowment (25             GBP46,274                    8.0%
Year Term, GBP50 per month regular premiums; male
aged 30 next birthday at outset)
Average building society account                         GBP22,254                    3.0%
Average balanced managed unit trust                      GBP50,122                    8.6%
Average balanced managed                                 GBP38,347                    6.8%
Unit-linked life fund

Notes 5 and 8

Note: all figures after tax and charges



What this means for the typical Scottish Amicable mortgage endowment customer

For a typical customer who holds a 25-year with-profits endowment paying a premium of GBP50 per month, the payout value on maturity is GBP46,274, which is equivalent to 8.0 per cent return (net of tax and charges) for each of the 25 years.

Note: all figures after tax and charges


Red, Amber and Green mortgage endowment status

In accordance with accepted guidelines we monitor how many of our endowment customers' policies are not expected to meet their repayment targets. This is shown as 'red, amber, or green', with green being satisfactory, amber indicating a potential shortfall and red showing a likely shortfall: action should be taken.


Prudential

Prudential has approximately 185,000 mortgage endowment policies in force.

-   12,000 policies matured in 2003, all of which met their target values.

- 9,271 policies matured in 2004, all of which met their target values (the average surplus was GBP1,900).

- 8,333 policies matured in 2005, all of which met their target values (the average surplus was GBP2,200).

- 9,923 policies matured in 2006, all of which met target values (the average surplus was GBP3,350).

- 10,923 policies matured in 2007, all of which met target values (the average surplus was GBP4,300).

- We expect 14,694 policies to mature in 2008, all of which are anticipated to meet repayment targets. The expected average surplus is GBP5,500.


Approximately 136,000 mortgage endowment letters were issued to Prudential policyholders in 2007 (where a customer has more than one mortgage endowment policy with Prudential, only one letter is sent) of which:


                   2008     2007     2006     2005     2004     2003

Green              65%      67%      60%       51%     41%     24%
Amber              16%      17%      27%       24%     29%     32%
                   81%      84%      87%       75%     70%     56%

Red                19%      16%      13%       25%     30%     44%


Note: The primary reason for the decrease in the green percentage is the reduction of the proportion of green policies overall.


Scottish Amicable


Scottish Amicable had approximately 425,000 plans in force (as at November
2007).


- 19,000 Scottish Amicable mortgage endowments matured in 2003, of which 2,700 did not meet their target amount (the average shortfall was GBP595).

- 19,356 endowment policies matured in 2004 of which 17,238 (89 per cent) met their repayment targets, the average surplus being GBP2,900. Of the 2,118 (11 per cent) that did not meet their target amount there was an average shortfall of GBP890.

- 16,774 endowment policies matured in 2005 of which 15,959 (95 per cent) met their repayment targets, the average surplus being GBP2,409. Of the 815 that did not meet their target amount there was an average shortfall of GBP49.

- 20,966 endowment policies matured in 2006 of which 20,030 (95.5 per cent) met their repayment targets, the average surplus being GBP2,746. Of the 936 that did not meet their target amount there was an average shortfall of GBP894.

- 22,200 endowment policies matured in 2007 of which 21,354 (96 per cent) met their repayment targets, the average surplus being GBP3,342. Of the 845 that did not meet their target amount there was an average shortfall of GBP923. Of the 22,200 endowment policies that matured in 2007, 21,532 were 100 per cent with-profits plans. 21,062 (98 per cent) met their repayment targets, the average surplus being GBP3,348. Of the 470 that did not meet their target amount there was an average shortfall of GBP518.

- We expect 33,300 policies to mature in 2008 with an average surplus of GBP2,280. Of the 580 (1.8 per cent) policies which are not anticipated to meet their target amount, the average shortfall is expected to be around GBP362.


Note: The expected shortfall is based on a representative sample of policies and depending on which policies actually mature, the actual shortfall may turn out to be different. For example, in February 2005 we estimated the average shortfall to be around GBP1,000 for policies maturing during 2005, whereas the actual shortfall was only GBP49.


Around 260, 000 endowment letters were issued to Scottish Amicable policyholders in 2007, of which:



                      2008*             2007             2006             2005             2004             2003

     Green             50%              47%              41%              24%              16%              13%
     Amber             35%              35%              43%              42%              31%              22%
                       85%              82%              84%              66%              47%              35%
      Red              15%              18%              16%              34%              53%              65%



* the figures for 2008 are estimates


5. How bonus rates are managed by Prudential

In 2008 annual bonus rates are being maintained or increased on all policies. When we decide on the rate of the annual bonus, the main consideration is the return we expect our investments to earn in the future. We hold some of this return back to enable us to pay final bonuses and maintain a flexible investment strategy.


We target annual bonuses to be a prudent proportion of the expected long-term future investment return (net of tax where relevant, and charges), and we aim to change the annual bonus rates only gradually. For the with-profits fund our expected long-term future investment return is around 8.5 per cent per annum gross.


So, annual bonuses look forward and final bonuses look back. Therefore, it's the final bonus that takes into account the actual investment return over the term of the policy and it's this element of the overall return that is most likely to change year-on-year.


6. How customers can get access to Prudential's with-profits performance


Access to the with-profits fund is available through a range of Prudential's investment products. These include:


Prudence Bond:

An investment bond that is designed to give the client a smoothed return based on the performance of the with-profits fund. It is available via the Prudential Investment Plan.


PruFund Investment Plan:

An investment bond that is designed to give the client a smoothed return based on the performance of the with-profits fund. It differs from Prudence Bond in that returns are smoothed according to a tested formula. Typically, PruFund's policyholder returns will more closely reflect the performance of the with-profits fund over shorter terms. Over the medium to long-term, returns on PruFund and Prudence Bond are expected to be similar. Policyholder returns are not subject to any MVR throughout the term of investment. PruFund also adds a quarterly return which is estimated in advance, currently 5 per cent net of life fund tax and product charges.


With-Profits Annuity:

An annuity that provides income based on both actuarial calculations and the performance of the with-profits fund. In the current market place, under normal investment conditions, income from a with-profits annuity is expected to be greater than a conventional or inflation-linked annuity would provide.


International With-Profits Bonds:

Available in Sterling, US Dollar and Euro denominations. Bonus rates are not subject to the deduction of life fund tax and are therefore quoted on a gross basis. The returns and the assets supporting those returns are based in the currency of the relevant fund (that is, Sterling, US Dollars and Euros).


Individual Pension Plans:

A with-profits pension plan that is designed to give smoothed access to the returns of the life fund, without deduction of life fund tax (other taxes may apply).


Trustee Investment Plan (TIP):

A single premium plan aimed at Trustees of Pension Funds. Returns are paid gross of tax and net of charges. Prudential also offers a 'no MVR Guarantee' at the end of 5 years. TIP can be used as a core holding to a growth portfolio for the medium term (5 years or more) and it can also reduce the need for Trustees to actively make investment decisions as these are taken by Prudential. This fund cannot lose money at maturity. Regular bonuses once added cannot be taken away and this, coupled with the 'no MVR guarantee' at maturity, provides an excellent proposition for Trustees.


Note:

1. The value of an investment may fluctuate and is not guaranteed. An MVR may be applied. You may not get back the full amount of your investment and, for investments in the With-Profits Funds as above, the value of the policy depends on how much profit the fund makes and how Prudential decides to distribute it.

2. With regard to the Expected Growth Rate for PruFund, this rate is an indication of how we expect the PruFund Growth fund to grow over the year and assumes no regular withdrawals are taken. The Expected Growth Rates for the funds can be found on www.pru.co.uk, these are reviewed at the end of each quarter and are not guaranteed.


7. Annual and final bonus rates for 2008


Total bonus rates (which is the combination of annual and final bonus rates) were increased or maintained on all unitised plans and there were excellent year-on-year increases in the value of nearly all with-profits policies.


Prudential takes a prudent, but active approach to fund management, smoothing and bonus rates. It is this approach that has allowed us to continue to pay bonuses and provide policyholders with competitive returns over recent years, despite difficult market conditions.


Prudential will pay two types of bonuses this year:


- Annual (or regular) bonuses are added to policies each year in order to gradually increase the plan value (excluding MVR, or cash-in charges).


When we decide on the rate of the annual bonus, the main thing we consider is the return we expect our investments to earn in the future. We hold some of this return back to enable us to pay final bonuses and maintain a flexible investment strategy.


We target annual bonuses to be a prudent proportion of the expected long-term future investment return (net of tax and charges), and we aim to change the annual bonus rates only gradually.


For the with-profits fund our expected long-term future investment return is around 8.5 per cent p.a. gross.


Annual bonus rates are being maintained or increased on all policies.


- Final (or terminal) bonuses may be added when the benefits of a policy mature, are cashed-in/transferred or the policyholder dies.


These bonuses are used to make up the difference between the guaranteed benefits (annual bonuses) and the overall smoothed value of each customer's policy asset shares.

Prudential uses these bonuses to return to each policyholder a fair share of the assets of the with-profits fund, while smoothing for the impact of market changes, especially around the date of maturity. Payment of a final bonus is not guaranteed.


So, in summary, annual bonuses look forward and final bonuses look back. Therefore, it's the final bonus that takes into account the actual investment return over the term of the policy, and it's this element of the overall return that is most likely to change year-on-year.


Examples of bonus rates


Product                                        Regular/Annual                          New Money Rate %
                                                Bonus Rate %

Prudence Bond                          2008       2007        Change           2008        2007         Change
Prudence Bond (Optimum Return)         3.50       3.25         0.25             5.2         5.2          0.00
Pension
Pru Personal Pensions                  3.50       3.25         0.25             6.75        6.75         0.00
Mortgage Endowments                1.20/2.50*     1.00/        0.20/             N/A         N/A          N/A
                                                  2.00*        0.50*
Retirement Income
With-Profits Annuities                 2.75       2.75         0.00             N/A         N/A          N/A

*-% sum assured / % of attaching regular bonus

Full details of all annual bonus rates are available on request.


So who isn't getting an increase?

Estimates are that around 1000 policyholders may not see an increase in their policy values.

The issue for them is not that they won't see their annual bonus maintained or increased - they will - but rather it is either the impact of charges in the early years on a long-term policy or because they are already being paid more than the underlying value of assets.


Unitised policies versus conventional policies

While there are many variations of with-profits policies and plans, they can be grouped into two areas: unitised policies and conventional policies.


Unitised with-profits policies

Where money is invested in a unitised policy - such as our Prudence Bond or Personal Pension plan - units are allocated to policyholders, and these units increase at a steady rate, determined by the annual bonus rate. At retirement or when the policy is cashed-in, a final bonus may be added. An MVR may apply when a policy is cashed-in or transferred.


Since these policies are with-profits, they benefit from the smoothing process. This is different to a unit-linked policy where the value of the units goes up or down in line with market movements.


Conventional policies

Conventional with-profits policies - such as mortgage endowments - have an initial amount that is guaranteed to be payable to the policyholder on maturity, known as the sum assured. Each year the guaranteed amount can be increased by the annual bonus. At maturity a final bonus may also be added.


8. Notes to Editors:

1. Comparison between Prudential products and other returns are for periods to 1 May 2008

2. The deposit fund values, unit trust values and unit-linked life fund values in 2007 use actual returns from the relevant 1 May to 31 December 2007 and then projected to 1 May 2008 using the most recent returns.

3. The Micropal UK Savings Indices deposit rates assumed are gross of tax for pensions products and net of tax for life products (net of tax, for Prudence
Bond). The rates are surveyed from the largest 20 building societies and ex-societies. The UK Savings GBP2,500+ Investment gross/net index for deposits of GBP2,500+ at 7 day notice or better have been used for all regular premium policies and for single premium policies of less than GBP25,000. The UK Savings GBP25,000+ Investment gross/net category with 90 days notice or better has been used for all single premiums greater or equal to GBP25,000. The unit trust returns are based on an average for the "Balanced Managed" sector, offer to bid, gross income reinvested (net income reinvested, for Prudence Bond). The unit-linked life fund returns are based on the average returns in the ABI UK Life Fund's " Balanced Managed - Life Fund" category.


4. Source for stock market returns: M&G.


5. The with-profits investment is not like a bank or building society deposit account. A with-profits policy may return less than has been invested, in particular in the early years, whereas a bank or building society deposit account would return all the customer's capital. Investors should consider keeping any money which might be needed in the short term in a bank or building society deposit account which is generally secure and readily accessible.


6. Standard Life returns are for years of 15.11.x to 14.11.x+1 rather than calendar years up to, and including, 2003. Calendar years used thereafter. For 2006 and 2007 the With-Profits Bond return has been used.


7. Source: Prudential / Lipper Hindsight. All figures to 31 December 2007 before tax, charges and the effects of the smoothing process. Past performance is no guide to the future.


8. All policy values include final bonus. Details of these final bonus figures are available upon request.


9. The purpose of illustrating the performance of pension funds against Building Society accounts is to compare and contrast the values built up by investing in these products, both of which have their own specific risks and benefits.


10. MVR policy is subject to change without notice.


11. Past performance is no guide to the future. The payment of a final bonus is not guaranteed. Future rates of bonus are not guaranteed.


12. Full terms and conditions are available on request.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 February, 2008

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  JON BUNN

                                                   Jon Bunn
                                                   Director of Public Relations